July 2, 2008

Karl Hiller

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	Kodiak Oil & Gas Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 14, 2008
File No.: 001-32920
Form 10-Q for the Quarter Ended March 31, 2008
Filed May 9, 2008
Response Letter dated June 11, 2008
File No. 001-32920

Dear Mr. Hiller,

On behalf of Kodiak Oil & Gas Corp. (the “Company”), this letter is in response to your comment letter dated July 2, 2008 with respect to the above referenced matter.  The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs in the Staff’s letter.  We appreciate the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.                                      We understand that you would prefer to limit compliance with our prior comments to future filings. We will further consider your request in conjunction with processing your response to the comments in this letter.

Response:

The Company acknowledges the Staff’s comments and understands that the Staff will consider our request in conjunction with processing our responses to comments 2 and 3 below.

Engineering Comments

Asset Impairment, page 46

2.                                      We have reviewed your response to prior comment 17; including the information submitted on CD-ROM. We understand that you engaged outside engineers to estimate your reserves. However, please understand that the reserves you report in your filings are your responsibility, and not that of a third party engineering firm. And although the reserve report may state that it conforms to certain guidelines or that a particular well has reserves which conform to the SEC definitions in Rule 4-10(a) of Regulation S-X, we ask that you submit the technical documentation previously requested, concerning the reserve volumes for those particular wells associated with your $34 million impairment and 55% negative reserve revisions. The economic evaluation as presented in the reserve report is not sufficient. We re-issue prior comment 17.

Response:

We understand that the reserves we report in our filings are our responsibility, and not that of a third party engineering firm.

The NT State #4-36 contributed to 143% of the referenced net negative reserve revisions. The $34 million impairment was primarily due to (1) the reductions in gas prices at the time of the impairment as compared to December 31, 2006 and (2) the NT State #4-36 negative reserve revisions.  The Company has delivered to Mr. Murphy, by overnight courier, a CD-ROM containing the following documentation, which supports the reserves originally booked to the NT State #4-36 well:

•                  completion reports and flow back test for the NT State #4-36 well; and

•                  a map of the Vermillion Basin wells and production reports for non-company wells shown on the map relating to the establishment of the reserve volumes for the NT State #4-36 well.

Supplemental Oil and Gas Reserve Information, page 71

3.                                      We have reviewed your response to prior comment 18, including some details about the reasons for reserve revisions in 2007. Please advise whether you agree to comply with paragraph 11 of SFAS 69 by disclosing the reasons for all significant reserve changes that you report in your table of reserve changes.

Response:

We agree to comply with paragraph 11 of SFAS 69 by disclosing the reasons for all significant reserve changes that we report in our table of reserve changes.

We appreciate your review of our responses to the Staff’s comments.  Please feel free to contact the undersigned at 303-592-8033 with any questions.

Very truly yours,

/s/ Keith Doss
Keith Doss
Chief Financial Officer